SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Amendment No. 1)

Performance Industries, Inc.

(Name of Issuer)

Performance Industries, Inc., Joe Hrudka, Edmund L. Fochtman, Jr., Allen L. Haire

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

71375T104

(CUSIP Number)

Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):
☒    a.    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 under the Securities Exchange Act of 1934.
☐    b.    The filing of a registration statement under the Securities Act of 1933.
☐    c.    A tender offer.
☐    d.    None of the above.
Check the following box if the soliciting materials or information referred to in checking box (a) are preliminary copies:    ☒
Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$120,000	$24.00
*
The transaction valuation is based on the estimated number of shares that would otherwise be converted into fractional shares as a result of the reverse stock split multiplied by $1.00 or the cash to be paid per share in lieu of the issuance of fractional shares.

**	The amount of the filing fee was calculated pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934 by multiplying the transaction valuation by one fiftieth of one percent.
☒    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $24.00	Filing Party: Performance Industries, Inc.
Form of Registration No.: Schedule 13E-3	Date Filed: November 15, 2002

INTRODUCTION

This Rule 13e-3 Transaction Statement is filed by Performance Industries, Inc., an Ohio corporation, and the company’s executive officers and directors, namely Joe Hrudka, Edmund L. Fochtman, Jr., and Allen L. Haire, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The company is submitting to its stockholders a proposal to approve and adopt an amendment to the company’s amended and restated articles of incorporation, as amended, to effect a 1,500 to one reverse stock split of the company’s common stock. Shareholders will receive a cash payment in lieu of any fractional shares. This reverse split will enable the company to “go private” and is upon the terms and subject to the conditions of the preliminary proxy statement relating to the special meeting of the shareholders which was filed concurrently with this schedule.

Item 1.    Summary Term Sheet

This summary term sheet highlights selected information concerning the material terms of the company’s proposed adoption of an amendment to its articles of incorporation and the reverse stock split of the company’s common stock which will enable the company to terminate registration of its common stock.

Identity of Filing Persons.

•
This statement is being filed by Performance Industries, Inc., an Ohio corporation, the subject company, Joe Hrudka, Chief Executive Officer, President and Chairman of the Board of Directors, Edmund L. Fochtman, Jr., Chief Financial Officer, Corporate Secretary and director, and Allen L. Haire, director.

Reverse Split Proposal.

•
On November 1, 2002, our board of directors adopted a resolution to amend our articles of incorporation to effect a 1,500 to one reverse stock split of our common stock so that each share of existing common stock be exchanged for 1/1,500 of a share of “new” common stock, with a cash payment of $1.00 per share for any shares that would otherwise result in fractional new shares, and recommended that the shareholders approve the resolution and filing of the amendment with the Ohio Secretary of State. Each shareholder owning less than 1,500 shares at the time of the reverse split will receive only cash after the reverse split and will cease to be a shareholder of the company. See the captions “Frequently Asked Questions” and “Summary” in the proxy statement.

•
This reverse split proposal will reduce the number of shareholders of the company to less than 300 which will enable us to “go private” by terminating registration of our stock under the Securities Exchange Act. However, the board may choose not to implement this strategy if we determine that it is not then in the best interests of the company and our shareholders. See also the captions “Purpose and Reasons for the Reverse Stock Split” and “The Impact of the Reverse Stock Split on the Company’s Shareholders” in the proxy statement.

•
There are no material differences between the respective rights, preferences or limitations of the existing stock and the new stock. See also the subsection entitled “Rights Preferences and Limitations” under the caption “The Impact of the Reverse Stock Split on the Company’s Shareholders” in the proxy statement.

Voting Rights and Procedures.

•
In order to complete the reverse split, the holders of a majority of shares entitled to vote at the meeting must vote for the amendment. Each share of common stock is entitled to one vote. Shareholders of as of the close of business on <Record Date>, the record date set by the board, are entitled to notice of, and to vote at, the meeting.

•
In order to be represented at the meeting, shareholders should sign and date the proxy card and return it to the company in the prepaid envelope. Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received pursuant to the solicitation will be voted in favor of the stock split. If a shareholder specifies a different choice by means of the proxy, his or her shares will be voted in accordance with the specifications indicated on the proxy. A shareholder may attend the meeting and vote in person, even if he or she has already returned a proxy.

•
Since Joe Hrudka, our President and Chairman of the Board of Directors, beneficially owns over 90% of the outstanding shares of common stock and intends to vote his shares in favor of the stock split, approval of the proposal is assured.

See also the captions “Frequently Asked Questions” and “Summary” in the proxy statement.

Exchange of Stock Certificates and Payment for Fractional Shares.

•
The reverse split will become effective upon the filing of the amendment to our articles of incorporation with the Ohio Secretary of State. Once the reverse split becomes effective, all shareholders will receive one share of common stock for each 1,500 shares owned at the time of the split, with a cash payment of $1.00 per share for any shares that would otherwise result in fractional new shares. See also the caption “Exchange of Stock Certificates and Payment for Fractional Shares” in the proxy statement.

Impact of the Reverse Split on the Shareholders.

•
The reverse split is not anticipated to have any effect upon the conduct of our business and we expect our business and operations to continue as they are currently being conducted. See also the caption “The Impact of the Reverse Stock Split on the Company’s Shareholders” in the proxy statement.

•
The officers and directors of the company now control 91% of the company’s shares. After the reverse stock split, the officers and directors will control 94% of the company’s shares. See also the subsection entitled “Effect on Market for Shares” under the caption

“The Impact of the Reverse Stock split on the Company’s Shareholders” in the proxy statement.

•
The reverse stock split and the expenditures for professional fees and other expenses related to the transaction will not have a material effect on the company’s balance sheet, statement of income, earnings per share, ratio of earnings to fixed charges or book value per share. We will use cash-on-hand as the sole source of funds for all transactional expenditures relating to the reverse split. See also the subsection entitled “Financial Effect” under the caption “The Impact of the Reverse Stock Split on the Company’s Shareholders” in the proxy statement.

Fairness of the Reverse Stock Split.

•
Each of Messrs Hrudka, Fochtman and Haire have approved the reverse split proposal and believe that the reverse split proposal, taken as a whole, is fair to and in the best interests of the company and our shareholders, including unaffiliated shareholders, those shareholders who will receive a cash payment and those shareholders who will receive new shares, and that the process by which the reverse split is to be approved is both substantively and procedurally fair.

•
The board considered a number of factors in determining the fairness of the stock split prior to approval of the proposed transaction. In reaching its determination that the stock split is substantively fair to all unaffiliated shareholders, the board recognized that the stock split will allow our small shareholders to liquidate their holdings, a task that they could not otherwise accomplish since there is no readily available public market for the shares. Since our delisting from the Over-the-Counter Bulletin Board in 2000, the company’s stock has traded only sporadically on the Pink Sheets. Presently there is no market for the company’s stock.

•
The stock split will likely enable the company to cease public registration, so in making its determination of the fairness the stock split, the board also factored in the added administrative costs and resources involved in complying with the requirements of being a publicly-held company. These costs are described under the caption “Purpose and Reasons for the Reverse Stock Split” in the proxy statement.

•
The board did not retain an investment bank or other financial advisor to render a report or opinion with respect to the fairness of the reverse split proposal to the company or our shareholders. Management estimated that the cost of a fairness report or opinion would exceed $50,000. The board determined that obtaining a fairness opinion would have provided little, if any, incremental value to the deliberations of the board given the knowledge and experience of the company’s management and directors in the areas of the company’s business.

See also the caption “Fairness of the Reverse Stock Split” in the proxy statement.

Federal Income Tax Consequences of the Stock Split.

•	We believe that the reverse split should be treated as a tax free “recapitalization” for federal income tax purposes. This should result in no material federal income tax consequences for the company.

•
If a shareholder continues to hold shares after the stock split, he or she should not recognize any gain or loss in the split and should have the same adjusted tax basis and holding period in the new stock as immediately prior to the stock split.

•	A shareholder’s receipt of a cash payment in lieu of a fractional new share pursuant to the stock split will be a taxable transaction for federal income tax purposes.

See also the caption “Important Federal Income Tax Consequences of the Stock Split” in the proxy statement.

Appraisal Rights.

•
There are no appraisal rights for any shareholder who dissents from approval of the reverse split proposal under our governing documents. Also, we have concluded that there are no appraisal rights for any shareholder who dissents from approval of the reverse split proposal under Ohio corporation law.

•
We refer shareholders to §§ 1701.74 and 1701.24 of the Ohio Revised Code which proscribe the rights of shareholders to dissent and general treatment of fractional shares. There may exist other rights or actions under state law for shareholders who are aggrieved by reverse stock splits generally.

See also the caption “Appraisal Rights” in the proxy statement.

Item 2.    Subject Company Information

(a)  Name and Address.    Performance Industries, Inc. is the subject company. Its principal executive office is located at 7740 E. Gelding Drive, Suite 2, Scottsdale, Arizona 85260 and its telephone number is 480-951-1705.

(b)  Securities.    On <Record Date>, there were 3,992,395 shares of our common stock outstanding.

(c)  Trading market and price.    The information set forth under the caption “Certain Market Information” of the proxy statement is incorporated herein by reference.

(d)  Dividends.    There were no dividends paid during the past two years.

(e)  Prior public offerings.    There have been no public offerings of our common stock in the past two years.

(f)  Prior stock purchases.    The information set forth in the subsection entitled “Determination of the Purchase Price” under the caption “Fairness of the Reverse Stock Split”

and the caption entitled “Transactions between the Company and Management” of the proxy statement are incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a)  Name and address.    This schedule is being filed jointly by Performance Industries, Inc., the subject company, and the executive officers and directors of the company, namely Joe Hrudka, Chief Executive Officer, President and Chairman of the Board of Directors, Edmund L. Fochtman, Jr., Chief Financial Officer, Corporate Secretary and director, and Allen L. Haire, director. The company’s principal executive office, and the business address for each executive officer and director, is located at 7740 E. Gelding Drive, Suite 2, Scottsdale, Arizona 85260 and the company’s telephone number, and the telephone number for each executive officer and director, is 480-951-1705.

(b)  Business and background of entities.    Not applicable.

(c)  Business and background of natural persons.    The information required by items (1) and (2) is incorporated herein by reference to the proxy statement under the caption “Management.”

(3)  None of our executive officers or directors were convicted in a criminal proceeding during the past five years.

(4)  None of our executive officers or directors were a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation fo federal or state securities laws.

(5)  All of our executive officers and directors are citizens of the United States of America.

Item 4.    Terms of the Transaction

(a)  Material terms.    The information set forth under the captions “Frequently Asked Questions,” “Summary,” “Background,” “Purpose and Reasons for the Reverse Stock Split,” “Fairness of the Reverse Stock Split,” “Potential Detriments of the Stock Split to Shareholders,” “Structure of Reverse Stock Split,” “Exchange of Stock Certificates and Payment for Fractional Shares,” “The Impact of the Reverse Stock Split on the Company’s Shareholders,” “Important Federal Income Tax Consequences of the Stock Split” and “Appraisal Rights” of the proxy statement are incorporated herein by reference.

(c)  Different terms.    As a result of the reverse stock split, shareholders will receive one share of new common stock for each 1,500 shares of existing common stock held before the split. If a shareholder owns more than 1,500 shares before the split, his or her shares will be converted into one or more shares of new stock on a 1,500 for one basis, with a cash payment for any shares that would otherwise result in fractional new shares. If a shareholder owns fewer that

1,500 shares before the split, he or she will receive a cash payment of $1.00 for each share and will cease to be a shareholder of the company after the split.

(d)  Appraisal Rights.    The information set forth under the caption “Appraisal Rights” of the proxy statement is incorporated herein by reference.

(e)  Provisions for unaffiliated security holders.    None.

(f)  Eligibility for listing or trading.    None.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements

(a)  Transactions.    The information set forth under the caption “Transactions between the Company and Management” of the proxy statement is incorporated herein by reference.

(b)  Significant corporate events.    Not applicable.

(c)  Negotiations or contracts.    Not applicable.

(e)  Ageements involving the subject company’s securities.    Not applicable.

Item 6.    Purposes of the Transaction and Plans or Proposals

(b)    Use of securities acquired. Outstanding shares of common stock that would otherwise be converted into a fractional share as a result of the reverse stock split will be cancelled. Otherwise, no securities will be acquired in the reverse split.

(c) (1) – (8) Plans. The information set forth under the captions “Background,” “Purpose and Reasons for the Reverse Stock Split,” “Potential Detriments of the Stock Split to Shareholders,” “Structure of Reverse Stock Split” and “The Impact of the Reverse Stock Split on the Company’s Shareholders” of the proxy staterment is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a)  Purposes.    The information set forth under the caption “Purpose and Reasons for the Reverse Stock Split” of the proxy statement is incorporated herein by reference.

(b)  Alternatives.    The information set forth under the captions “Background” and “Fairness of the Reverse Stock Split” of the proxy statement is incorporated herein by reference.

(c)  Reasons.    The information set forth under the caption “Purpose and Reasons for the Reverse Stock Split” of the proxy statement is incorporated herein by reference.

(d)  Effects.    The information set forth under the captions “Fairness of the Reverse Stock Split,” “Potential Detriments of the Stock Split to Shareholders,” “The Impact of the Reverse Stock Split on the Company’s Shareholders” and “Important Federal Income Tax Consequences of the Stock Split” of the proxy statement is incorporated herein by reference.

Item 8.    Fairness of the Transaction

(a)  Fairness.    The information set forth under the caption “Fairness of the Stock Split” of the proxy statement is incorporated herein by reference.

(b)  Factors considered in determining fairness.    The information set forth under the caption “Fairness of the Stock Split” of the proxy statement is incorporated herein by reference.

(c)  Approval of security holders.    The information set forth under the caption “Fairness of the Reverse Stock Split” of the proxy statement is incorporated herein by reference.

(d)  Unaffiliated representative.    The information set forth under the caption “Fairness of the Reverse Stock Split” of the proxy statement is incorporated herein by reference.

(e)  Approval of directors.    The information set forth under the caption “Fairness of the Reverse Stock Split” of the proxy statement is incorporated herein by reference.

(f)  Other offers.    Not applicable.

Item 9.    Reports, Opinions, Appraisals and Negotiations

(a)  Report, opinion or appraisal.    The information set forth under the caption “Fairness of the Reverse Stock Split” of the proxy statement is incorporated herein by reference.

(b)  Preparer and summary of the report, opinion or appraisal.    Not applicable.

(c)  Availability of documents.    Not applicable.

Item 10.    Source and Amounts of Funds or Other Consideration

(a)  Source of funds.    The information set forth in the subsection entitled “Financial Effect” under the caption “The Impact of the Reverse Stock Split on the Company’s Shareholders” of the proxy statement is incorporated herein by reference.

(b)  Conditions.    None.

(c)  Expenses.    The information set forth in the subsection entitled “Financial Effect” under the caption “The Impact of the Reverse Stock Split on the Company’s Shareholders” of the proxy statement is incorporated herein by reference.

(d)  Borrowed funds.    Not applicable.

Item 11.    Interest in Securities of the Subject Company

(a)  Securities ownership.    The information set forth under the caption “Management’s Stock Ownership” of the proxy statement is incorporated herein by reference.

(b)  Securities tranactions.    Not applicable.

Item 12.    The Solicitation or Recommendation

(d)  Intent to tender or vote in a going-private transaction.    The information set forth under the caption “Fairness of the Reverse Stock Split” of the proxy statement is incorporated herein by reference.

(e)  Recommendations of others.    The information set forth under the caption “Fairness of the Reverse Stock Split” of the proxy statement is incorporated herein by reference.

Item 13.    Financial Statements

(a)  Financial information.    The information set forth under the caption “Financial and Other Information” of the proxy statement is incorporated herein by reference.

(b)  Pro forma information.    The information set forth under the subsection entitled “Financial Effect” under the caption “The Impact of the Reverse Stock Split on the Company’s Shareholders” of the proxy statement is incorporated herein by reference.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

(a)  Solicitations or recommendations. By executing and returning the proxy form included with the Schedule 14A, shareholders appoint Mr. Hrudka and Mr. Fochtman their proxy or proxies to attend the special meeting and vote all shares of stock on their behalf. Please see also the information set forth in the proxy form which is incorporated herein by reference.

Our transfer agent, Computershare will carry out exchange of old stock certificates for post-split certificates. See also the information set forth under the caption “Exchange of Stock Certificates and Payment for Fractional Shares” of the proxy statement which is incorporated herein by reference.

(b)  Employees and corporate assets. None.

Item 15.    Additional Information.

(b)  Other material information. None.

Item 16.    Exhibits.

(a)  Preliminary Proxy Statement, as amended, relating to the special meeting of shareholders filed with the Securities and Exchange Commission concurrently with this filing.

(b)  Not applicable.

(c)  Not applicable.

(d)  Not applicable.

(f)  Not applicable.

(g)  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2003	PERFORMANCE INDUSTRIES, INC.

/s/ Joe Hrudka
Joe Hrudka, President

/s/ Joe Hrudka
Joe Hrudka, individually

/s/ Edmund L. Fochtman, Jr.
Edmund L. Fochtman, Jr., individually

/s/ Allen L. Haire
Allen L. Haire, individually